FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2016
Commission File Number:  001-11960
AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
 United Kingdom
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X            Form 40-F  __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Yes  __                 No X
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AstraZeneca PLC

INDEX TO EXHIBITS

1. AZ head and neck cancer trials resume enrolment dated 22nd November 2016

 22 November 2016, 07:00

ASTRAZENECA HEAD AND NECK CANCER TRIALS
RESUME NEW PATIENT ENROLMENT AS FDA LIFTS
PARTIAL CLINICAL HOLD

AstraZeneca today announced that the US FDA has lifted the partial clinical hold on the enrolment of new patients with head and neck squamous cell carcinoma (HNSCC) for clinical trials of durvalumab as monotherapy and in combination with tremelimumab or other potential medicines.
The Phase III KESTREL trial has already re-opened for new patient enrolment at some clinical study sites and the EAGLE trial is expected to resume recruitment shortly, without amendments to either protocol. AstraZeneca will progressively resume enrolment for all HNSCC trials across the participating sites in the US and globally, subject to national health authority and ethics committee approval where required. The status of active recruitment will be reflected on clinicaltrials.gov in the coming days.
The partial clinical hold on new patient enrolment was communicated on 27 October, after preliminary findings from ongoing clinical trials related specifically to head and neck cancer. The FDA lifted the partial clinical hold following a review of the comprehensive analysis provided by AstraZeneca of bleeding events that were observed as part of the routine safety monitoring of the Phase III KESTREL and EAGLE trials.
Monitoring of safety signals is an integral part of the development process for new medicines. Bleeding is a known complication in treatments of head and neck cancers primarily due to the nature of the underlying disease, the proximity of tumours to major blood vessels and use of prior cancer therapies, which may involve surgery and radiation.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - Oncology, Cardiovascular & Metabolic Diseases and Respiratory. The Company also is selectively active in the areas of autoimmunity, neuroscience and infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Enquiries
Esra Erkal-Paler Neil Burrows	UK/Global UK/Global	+44 203 749 5638 +44 203 749 5637
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Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
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Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology	+1 240 477 3771
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Nick Stone	Respiratory	+44 203 749 5716
Christer Gruvris	Autoimmunity, neuroscience & infection	+44 203 749 5711
US toll free		+1 866 381 7277

Adrian Kemp
Company Secretary, AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                        AstraZeneca PLC

Date: 22 November 2016	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary